                                   Exhibit 1

FOR IMMEDIATE RELEASE
Global Sources Investor Contacts in U.S.:	Global Sources Press Contact in U.S.:
Kirsten Chapman & Moriah Shilton	James W.W. Strachan
Lippert/Heilshorn & Associates, Inc.	Tel: (602) 978-7504
Tel: (415) 433-3777	e-mail: strachan@globalsources.com
e-mail: kirsten@lhai-sf.com
Global Sources Investor Contact in Asia:	Global Sources Press Contact in Asia:
Eddie Heng	Camellia So
Tel: (65) 6547-2850	Tel: (852) 2555-5023
e-mail: eheng@globalsources.com	e-mail: cso@globalsources.com

Global Sources Announces Bonus Share Issue

NEW YORK, March 6, 2006 - Global Sources Ltd. (NASDAQ: GSOL) today announced a one for ten bonus share issue on Global Sources’ outstanding common shares. Shareholders of record on March 15, 2006 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on or about April 17, 2006.

The company expects to release results for the fourth quarter and year-end 2005 before the market opens on March 7, 2006. Chairman and CEO, Merle A. Hinrichs, is scheduled to conduct a conference call at 8:00 a.m. EST on March 7, 2006 (9:00 p.m. on March 7, 2006 in Hong Kong) to review these results in more detail. For details and dial-in numbers of the conference call, visit

http://www.corporate.globalsources.com/INFO/PRESS/2006/FEB21.HTM .

About Global Sources
Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. It provides sourcing information to volume buyers and integrated marketing services to suppliers.

The company helps its community of more than 479,000 active buyers to source more profitably from complex, overseas supply markets. With the goal of providing as many effective ways as possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. Suppliers using its four primary channels - online marketplaces, magazines, trade shows and direct online sales - are supported by its advertising creative, education programs and online content management applications.

Global Sources delivers information on 1.4 million products and more than 130,000 suppliers annually through 10 leading online marketplaces and monthly magazines, more than 100 sourcing research reports, and 14 China Sourcing Fairs and other trade shows. Buyers send more than 5.8 million inquiries annually to suppliers through Global Sources Online (www.globalsources.com) alone. Global Sources Direct is the company's new initiative that helps suppliers sell online.

In mainland China, Global Sources has a 25-year track record and 1,400 team members in 44 locations. Its services are backed by 35 years experience as a trade magazine publisher, 14 years as an organizer of trade shows, and 10 years as an online marketplace operator.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.